July 8, 2014

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	LHC Group, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed June 26, 2014

File No. 001-33989

Ladies and Gentlemen:

The purpose of this letter is to respond to the comment provided in your letter dated June 26, 2014, regarding your review of the aforementioned filing with the Securities and Exchange Commission. For ease of reference, the paragraph number in this letter corresponds to the same paragraph number in your letter and the comment from your letter is stated in full prior to our response.

Form 10-K for the Year Ended December 31, 2013

Comment 1:	Notes to Consolidated Financial Statements, page F-6
Note 2 – Summary of Significant Accounting Policies, page F-6
Goodwill and Intangible Assets, page F-10

We note in response to comment two in our letter dated May 14, 2014 that indefinite-lived intangibles are reviewed at the operating level in respect of each health care provider that holds an independent certificate of need or license, and trade names are reviewed for each individual business that owns the asset. We also note that you recorded an impairment charge related to indefinite-lived intangible assets of $500,000 and $650,000 for the years ended December 31, 2013 and 2012, respectively. We do not yet have an understanding of how indefinite intangible assets for a reporting unit could be impaired when goodwill associated with that same unit was not found to be impaired.

It’s all about helping people.

420 West Pinhook Road Lafayette, LA 70503 Toll Free: 1.866.LHCGroup Phone: 337.233.1307 LHCgroup.com

Please explain and provide to us the following:

•    A breakdown of the impairment for indefinite-lived intangibles recognized by reporting unit for the years ended December 31, 2013 and 2012 and the carrying value of goodwill assigned to each of these units for the respective periods; and

•    The basis you used to determine that an impairment of indefinite-lived intangibles for each reporting unit did not trigger a quantitative analysis of the goodwill associated with these units that are at risk and/or result in impairment of the goodwill associated with that unit.

Response:	We have three reporting units for purposes of testing goodwill for impairment (home care, hospice, and facility-based services). We test our indefinite-lived intangible assets for impairment at the unit of accounting level, generally an individual location, in accordance with ASC 350-30-35 and 55. This unit of accounting level is a lower level than the reporting unit level at which we test our goodwill for impairment in accordance with ASC 350-20-35. Because the impairment tests for the indefinite-lived intangible assets and for goodwill were performed at different levels, the results of our impairment testing were that the Company experienced impairments of certain indefinite-lived intangible assets at the unit of accounting level whereas the Company did not experience impairment of any of its goodwill at its respective reporting unit levels. In determining our unit of accounting for indefinite-lived intangible assets we have considered the ASC 350-30-35-26 guidance as well.

The breakdown of the impairment for indefinite-lived intangibles assets, the carrying value of indefinite-lived intangibles assets and the carrying value of goodwill assigned to each of these units for the years ended December 31, 2013 and 2012 is as follows (amounts in thousands):

	2013	2012
Homecare Services:
Impairment charge: indefinite-lived intangibles assets	$325	$250
Carrying value of indefinite-lived intangibles assets	54,758	55,959
Carrying value of goodwill	173,839	150,615
Hospice Services:
Impairment charge: indefinite-lived intangibles assets	175	—
Carrying value of indefinite-lived intangibles assets	1,923	3,666
Carrying value of goodwill	9,463	6,944
Facility-based services:
Impairment charge: indefinite-lived intangibles assets	—	400
Carrying value of indefinite-lived intangibles assets	566	1,562
Carrying value of goodwill	11,591	11,591

We hope you will find that we have been appropriately responsive to your comment and look forward to enhancing the quality of our future periodic filings based on the comments you have provided. Please feel free to call me at 337-233-1307 if you have any questions regarding this response.

Sincerely,

/s/ Jeffrey M. Kreger
Jeffrey M. Kreger

Executive Vice President, Chief Financial Officer

LHC Group, Inc.

cc:	Keith Myers, Chief Executive Officer

George Lewis, Chairman, Audit Committee

Joshua L. Proffitt, Executive Vice President, General Counsel

Matt Mount, Partner, KPMG LLP